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                                                                    EXHIBIT 99.2

                                                                 Fair Disclosure
                                                           [English Translation]
                                                                  August 4, 2004


                       [BUSINESS PLANS - FAIR DISCLOSURE]


1.   Type of Information :

Hanaro Telecom's Dr. Yoon Holds Press Conference Marking the 1st Anniversary of Appointment as CEO. (Summary)


2.   Contents:

     o Hanaro Telecom, Inc. ("Hanaro" or the "Company") now considers entering the broadcasting business.

     o    Dr. Yoon reveals the Company's new roadmap at the press conference.

     o Announces that the Company would pursue 2.3 GHz Wireless Internet Business License independently.

     o Upon the implementation of the nationwide fixed number portability, Hanaro urges KT to "level a playing field."


A.   Considering the Launch of New Businesses
- Plans to expand its services to the home entertainment sector - eg. Broadband TV.
- Pilot services of Video-On-Demand (VOD) will be launched in Seoul, Bundang and Anyang through the existing xDSL networks and nation-wide services in the next 2-3 years.
- Through active participation in the MIC-led initiative to complete Broadband Convergence Networks (BcN), identify and nurture future business models, commercializing the Internet Video phone services (commencing from October this year), and developing Wi-Fi phone services (wireless LAN based mobile voice services for residential users) and the integrated home gateways.


B.   Target Revenue for Voice Business
- Since the implementation of FNP, Hanaro acquired 160,000 voice subscribers from June 2003 to July 2004. However, about 60,000 of them cancelled the application, due to the 1-week time lag required for service activation and KT's counter-marketing efforts. Thus, Hanaro calls on KT to play fair.
- Plans to secure additional 200,000 subscribers to the residential voice services. Increase the market share for the local call services to 8% by the year end and to 20% by the year 2008. Hanaro aims to achieve revenues of KRW 372.5 billion in the voice business by the end of 2004.
- Calls for deregulation on the VoIP business, given the situation where the coverage for the local call services is only 8.2 million households, even after the adoption of the VoIP technology.
- Expects to benefit from the adjustment of interconnection rates for the year 2004~2005 - a profit improvement of about KRW 15 billion on a yearly basis.


C.   2.3GHz Portable Internet (WiBro) Business
-    Wishes to go alone and is not considering forming a consortium.
- Considers the formation of various alliances with ISP and non-communication service providers by developing applicable business models and capitalizing on the efficiency of the Company's network coverage and frequencies.
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-    Is solely capable of running the 2.3GHz Portable Internet Business alone, with the ample liquidity totaling around KRW 900 billion that includes KRW 300 billion cash on hand as of the end of July this year, the portion of syndicated loans that is yet to be withdrawn and cash flow from operations. Also, the downward trend of debt-to-equity ratio, which was 85% in the 1Q'04, is expected to continue through 2Q'04.
- Actively nurture new platforms for terminals and contents and formulate strategic alliances with manufacturers that are equipped with technological expertise on chip production to develop the various systems such as wireless LAN and multi-purpose terminals.
- Currently on a move to form alliances with the Internet portals for the provision of wireless contents and killer applications.


D.   Business Alliances
- Currently in corporation with 50 out of 119 regional cable operators (SO/ROs) nationwide. Plans to forge new partnerships with additional 10 system operators.
- Cross-advertising on bills with SK Telecom. Could possibly collaborate with every wireless and wireline operators in the domestic market.


E.   Second Quarter Earnings Release and other IR activities.
- Plans to release the 2Q earnings on August 11, 2004. Expects to post the first net profit this year and meet most of its annual guidances, some of which could even exceed the Company's annual targets.
- Recent IR activities have been highlighted by the successful completion of the overseas Non-Deal Roadshow (NDR) in Asia last June, and the domestic NDR aimed at institutional investors in July this year. We are currently channeling our IR efforts towards targeting potential investors, primarily the large-size domestic investors.

* This article is a summary of the original manuscript of the press release and the responses during the Q&A session at the press conference that are subject to a fair disclosure.

This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.